UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER: 000-28727
                             CUSIP NUMBER: 54265M108

     (Check One): Form 10-K and Form 10-KSB [X] Form 20-F  [_] Form 11-K [_]
                  Form 10-Q and Form 10-QSB [_] Form N-SAR [_]

                       FOR PERIOD ENDED: DECEMBER 31, 2006

                        [_] Transition Report on Form 10-K or Form 10-KSB
                        [_] Transition Report on Form 20-F
                        [_] Transition Reporton Form 11-K
                        [_] Transition Report on Form 10-Q or Form 10-QSB
                        [_] Transition Report on Form N-SAR

              For the Transition Period Ended: ___________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Long-e International, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
--------------------------------------------------------------------------------
Former Name if Applicable:

C-6F, Huhan Chuangxin Block, Keyuan Road, Hi-Tech Industry Zone, Shenzhen, 518000, Guangdong, China
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

N/A
--------------------------------------------------------------------------------

City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form
                  N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
                  or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      The registrant could not complete its Annual Report on Form 10-KSB without incurring unreasonable effort and expense due to delays in completion of its audit of its financial statements for the fiscal year ended December 31, 2006, arising from delayed receipt of historical records related to the registrant's prior business operations and a recent change in the registrant's auditors. The registrant will file its Annual Report on Form 10-KSB as soon as possible, and in any event no later than the fifteenth calendar day following the prescribed due date for such report.
PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Bu Shengfu             (86)          755-3396-5188
           ------------------ ------------------  ------------------
                 (Name)           (Area Code)     (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [_]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes[X] No [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In December 2006, the registrant effected a change in its operating status in connection with a share exchange transaction (the "Share Exchange"), as disclosed in the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2007 (the "January Current Report"). Prior to the Share Exchange, the registrant was a shell company known as Inncardio, Inc. Upon consummation of the Share Exchange, the registrant became the parent company of an operating subsidiary in the People's Republic of China, engaged in the research, development, manufacture, marketing and servicing of automotive electronic products, with an emphasis on automotive safety and security systems, changed its name to Long-e International, Inc., and was no longer considered a "shell company" as defined by Rule 12b-2. As the financial statements that will be included in the registrant's Annual Report on Form 10-KSB will be those pertaining to the registrant's current business operations as Long-e International, Inc., it is anticipated that there will be a significant change in results of operations from the results reported by the registrant as a shell company for the corresponding period for the last fiscal year.

                           Long-e International, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 2, 2007                By: /s/ Bu Shengfu
                                        --------------------
                                    Name: Bu Shengfu
                                    Title: Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

                 Intentional misinformation or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).